Exhibit (d)(2)(a)

ECLIPSE FUNDS

AMENDMENT TO THE SUBADVISORY AGREEMENT

    This Amendment (the “Amendment”) to the Subadvisory Agreement is made as of the 31st day of January, 2009, by and between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Madison Square Investors LLC, a Delaware limited liability company (the “Subadvisor”).

             WHEREAS, the parties hereto have entered into a Subadvisory Agreement (the “Agreement”) dated as of January 1, 2009;

   NOW, THEREFORE, for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree to amend the Agreement as follows:

1.	Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A, which reflects the removal of the MainStay Small Cap Opportunity Fund from the Schedule.

  IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:     /s/ Barry A. Schub
          Name:  Barry A. Schub
          Title:     Executive Vice President

MADISON SQUARE INVESTORS LLC

By:     /s/ Tony Elavia
          Name:  Tony Elavia
          Title:     Chief Executive Officer

SCHEDULE A

(As of January 31, 2009)

For all services rendered by the Manager hereunder, each Fund of the Trust shall pay the Manager and the Manager agrees to accept as full compensation for all services rendered hereunder, at annual fee equal to the following:

FUND NAME	ANNUAL RATE
Balanced Fund *	0.700% up to $1 billion; 0.650% from $1 billion to $2 billion; and 0.600% in excess of $2 billion
Mid Cap Core Fund *	0.850%

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, NYLIM has agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent NYLIM has agreed to waive its management fee or reimburse expenses, Madison Square Investors LLC, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.